SEC FILE NUMBER 001-11398

CUSIP NUMBER 125919308

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): ☒  Form 10-K  ☐  Form 20-F  ☐  Form 11-K  ☐  Form 10-Q  ☐  Form 10-D  ☐  Form N-SAR  ☐  Form N-CSR

For Period Ended: December 31, 2023

☐  Transition Report on Form 10-K

☐  Transition Report on Form 20-F

☐  Transition Report on Form 11-K

☐  Transition Report on Form 10-Q

☐  Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I – REGISTRANT INFORMATION

CPI Aerostructures, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

91 Heartland Blvd

Address of Principal Executive Office (Street and Number)

New York, New York 11717

City, State and Zip Code

PART II – RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why the Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed)

CPI Aerostructures, Inc. (the “Company”) is unable, without unreasonable effort or expense, to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2023 (“Form 10-K”) by the prescribed due date as the Company requires additional time to finalize the calculation of a correction within Note 11 “Income Taxes” to its deferred tax asset and deferred tax liability balances at December 31, 2022, which the Company has determined were each previously overstated by between $2.0 to $3.0 million. At this time, the Company believes that there is no material impact to the previously reported net deferred tax asset on its December 31, 2022 Balance Sheet, and believes that there is no material impact to the Company’s previously reported Net Income, Earnings Per Share or Cash Flow for the twelve months ended December 31, 2022. The Company is in the process of mitigating the material weakness in internal controls that led to the aforementioned error. It is anticipated the Form 10-K will be filed with the U.S. Securities and Exchange Commission within the prescribed deadline.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Andrew Davis (Name)	(516) (Area Code)	586-5200 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).	☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?	☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

CPI AEROSTRUCTURES, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	April 1, 2024	By:	/s/ Andrew L. Davis
Andrew L. Davis
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).